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                                                                       EXHIBIT C

            (SYNDICATED FOOD SERVICE INTERNATIONAL, INC. LETTERHEAD)


14 August 8, 2002

Mr. Iain Brown
Fidra Holdings, Ltd.
Cable Beach Court, Suite 1
West Bay Street
Nassau, Bahamas

Dear Mr. Brown:

The purpose of this letter is to address the $3,500,000 credit facility extended to Syndicated Food Service International, Inc. ("Syndicated"), of which $1,500,000 was drawn against by Syndicated (the "Borrowing") to effect, in part, its acquisition of Beasley Food Service, Inc., Beasley Transportation, Inc. (collectively, the "Beasley Operations") and the real estate associated with the Beasley Operations, purchased by Syndicated Bloomington I, LLC.

This letter shall acknowledge that the original maturity date for the Borrowing was to occur on 31 August 2002, including interest, which accrued thereon at the rate of ten percent (10%) per annum.

This letter shall further acknowledge that in conjunction with the Borrowing, Syndicated issued warrants to purchase shares of its $0.001 common stock to Chan Capital Ltd. and Ming Management Ltd. in the amount of 500,000 and 2,000,000 shares respectively. Said warrants were evidenced through the Syndicated Certificate for Common Stock Purchase Warrants No. 02-001 and 02-002 respectively, attached hereto as Appendix 1 and Appendix 2.

This letter shall further acknowledge the agreement between Syndicated and Fidra that the Maturity Date for the Borrowing has been extended until 31 August 2003, as evidenced by the 10 June 2002 letter to Syndicated, which is attached hereto as Appendix 3.

Pursuant to the unanimous consent of the Syndicated Board of Directors, it is my pleasure to confirm that as consideration for granting the extension of the Maturity date as provided for above, Syndicated has agreed to replace the above referenced Warrants with new Certificates for Common Stock Purchase Warrants No. 02-001A and No. 02-002A which will provide for a reduction of the per share Exercise Price from $1.00 to $0.50, as well as extend the Exercise Term until 31 December 2003.

Through the mutual execution of this letter, Fidra and Syndicated agree that the original Certificate for Common Stock Purchase Warrants No.02-001 and No. 02-002 are null and void in all respects and are superceded in their entirety by the executed Common Stock Purchase Warrants No. 02-001A and No. 02-002A.

On behalf of our Board of Directors and stockholders, I would like to express our appreciation for your continued support of management's efforts and towards the future prospects of our company.

Respectfully,

/s/ Thomas P. Tanis, Jr.

Thomas P. Tanis, Jr.
Chief Executive Officer

Agreed on behalf of Fidra Holdings Ltd.

/s/ Iain Brown                     14 Aug. 03.
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Iain Brown                      Date
Managing Director